                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                                SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934
                               Amendment No. 20


                            MARION MERRELL DOW INC.
                            -----------------------
                               (Name of Issuer)


                    COMMON STOCK, par value $0.10 per share
                    ---------------------------------------
                        (Title of Class of Securities)


                                  569713-10-0
                                  -----------
                                (CUSIP Number)


                                 John Scriven
                      Vice President and General Counsel
                           The Dow Chemical Company
                                2030 Dow Center
                            Midland, Michigan 48674
                                (517) 636-5914
               -------------------------------------------------
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)




                                  May 3, 1995
                                  -----------
            (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].


Check the following box if a fee is being paid with this statement [_].

                             CUSIP No. 569713-10-0
                                       -----------

- ------------------------------------------------------------------------------

 1)   Name of Reporting Persons and its          RH Acquisition Corp.,
      I.R.S. Identification No.                  a wholly owned subsidiary of
                                                 The Dow Chemical Company

- ------------------------------------------------------------------------------

 2)   Check the Appropriate Box if a             (a) [_]
      Member of a Group                          (b) [x]

- ------------------------------------------------------------------------------

 3)   SEC Use Only

- ------------------------------------------------------------------------------

 4)   Source of Funds                            AF

- ------------------------------------------------------------------------------

 5)   Check Box if Disclosure of Legal
      Proceedings is Required Pursuant           [_]
      to Items 2(d) or 2(e)


- ------------------------------------------------------------------------------

 6)   Citizenship or Place of Organization       Delaware

- ------------------------------------------------------------------------------

                     7) Sole Voting Power        55,934,100/1/   20.2%/2/
     NUMBER OF

      SHARES       -----------------------------------------------------------

   BENEFICIALLY      8) Shared Voting Power      0

     OWNED BY
                   -----------------------------------------------------------
       EACH
                     9) Sole Dispositive Power   55,934,100/1/   20.2%/2/
    REPORTING

      PERSON       -----------------------------------------------------------

       WITH         10) Shared Dispositive Power 0

- ------------------------------------------------------------------------------

11)   Aggregate Amount Beneficially              55,934,100/1/   20.2%/2/
      owned by Each Reporting Person
      as of May 3, 1995

- ------------------------------------------------------------------------------

12)   Check Box if the Aggregate Amount          [_]
      in Row (11) Excludes Certain Shares

- ------------------------------------------------------------------------------

13)   Percent of Class Represented by            20.2%/2/
      Amount in Row (11) as of
      May 3, 1995

- ------------------------------------------------------------------------------

14)   Type of Reporting Person                   CO

- ------------------------------------------------------------------------------

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                             CUSIP No. 569713-10-0
                                       -----------

- ------------------------------------------------------------------------------

 1)   Name of Reporting Persons and its          Dow Holdings Inc.,
      I.R.S. Identification No.                  a wholly owned subsidiary of
                                                 The Dow Chemical Company

- ------------------------------------------------------------------------------

 2)   Check the Appropriate Box if a             (a) [_]
      Member of a Group                          (b) [x]

- ------------------------------------------------------------------------------

 3)   SEC Use Only

- ------------------------------------------------------------------------------

 4)   Source of Funds                            AF

- ------------------------------------------------------------------------------

 5)   Check Box if Disclosure of Legal
      Proceedings is Required Pursuant           [_]
      to Items 2(d) or 2(e)


- ------------------------------------------------------------------------------

 6)   Citizenship or Place of Organization       Delaware

- ------------------------------------------------------------------------------

                     7) Sole Voting Power        75,000,000/1/   27.1%/2/
     NUMBER OF

      SHARES       -----------------------------------------------------------

   BENEFICIALLY      8) Shared Voting Power      0

     OWNED BY
                   -----------------------------------------------------------
       EACH
                     9) Sole Dispositive Power   75,000,000/1/   27.1%/2/
    REPORTING

      PERSON       -----------------------------------------------------------

       WITH         10) Shared Dispositive Power 0

- ------------------------------------------------------------------------------

11)   Aggregate Amount Beneficially              75,000,000/1/   27.1%/2/
      owned by Each Reporting Person
      as of May 3, 1995

- ------------------------------------------------------------------------------

12)   Check Box if the Aggregate Amount          [_]
      in Row (11) Excludes Certain Shares

- ------------------------------------------------------------------------------

13)   Percent of Class Represented by            27.1%/2/
      Amount in Row (11) as of
      May 3, 1995

- ------------------------------------------------------------------------------

14)   Type of Reporting Person                   CO

- ------------------------------------------------------------------------------

                             CUSIP No. 569713-10-0
                                       -----------

- ------------------------------------------------------------------------------

 1)   Name of Reporting Persons and its   The Dow Chemical Company
      I.R.S. Identification No.           I.R.S. Identification No. 38-1285128


- ------------------------------------------------------------------------------

 2)   Check the Appropriate Box if a             (a) [_]
      Member of a Group                          (b) [x]

- ------------------------------------------------------------------------------

 3)   SEC Use Only

- ------------------------------------------------------------------------------

 4)   Source of Funds                            WC, BK, OO

- ------------------------------------------------------------------------------

 5)   Check Box if Disclosure of Legal
      Proceedings is Required Pursuant           [_]
      to Items 2(d) or 2(e)


- ------------------------------------------------------------------------------

 6)   Citizenship or Place of Organization       Delaware

- ------------------------------------------------------------------------------

                     7) Sole Voting Power        196,865,790/1/   71.0%/2/
     NUMBER OF

      SHARES       -----------------------------------------------------------

   BENEFICIALLY      8) Shared Voting Power      0

     OWNED BY
                   -----------------------------------------------------------
       EACH
                     9) Sole Dispositive Power   196,865,790/1/   71.0%/2/
    REPORTING

      PERSON       -----------------------------------------------------------

       WITH         10) Shared Dispositive Power 0

- ------------------------------------------------------------------------------

11)   Aggregate Amount Beneficially              196,865,790/1/   71.0%/2/
      owned by Each Reporting Person
      as of May 3, 1995

- ------------------------------------------------------------------------------

12)   Check Box if the Aggregate Amount          [_]
      in Row (11) Excludes Certain Shares

- ------------------------------------------------------------------------------

13)   Percent of Class Represented by            71.0%/2/
      Amount in Row (11) as of
      May 3, 1995

- ------------------------------------------------------------------------------

14)   Type of Reporting Person                   CO

- ------------------------------------------------------------------------------

FOOTNOTES TO PRECEDING COVER PAGES:


1. The Dow Chemical Company ("Dow"), directly and through its wholly owned subsidiaries RH Acquisition Corp. ("Acquisition") and Dow Holdings Inc. ("Dow Holdings"), holds 196,865,790 shares of the Issuer's common stock, par value $.10 per share.

2. Dow's, Acquisition's and Dow Holdings' combined percentage ownership of the Issuer's common stock is 71.0%, based on the number of shares of the Issuer's common stock outstanding on April 28, 1995, as advised by the Issuer.

This Amendment No. 20 amends the Statement of Schedule 13D filed by The Dow Chemical Company ("TOCC"), RH Acquisition Corp. ("Acquisition") and Dow Holdings Inc. ("Dow Holdings") with the Securities and Exchange Commission on
February 28, 1995, as previously amended (the "Schedule 13D"). This amendment is being filed to reflect a press release issued on May 4, 1995 and as further discussed in Items 4 and 6, below.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

     TOCC issued a press release on May 4, 1995, the text of which is as follows:


     May 4, 1995

     HOECHST AGREES TO ACQUIRE MARION MERRELL DOW

     The Dow Chemical Company, Hoechst and Marion Merrell Dow today signed the agreements under which Hoechst will acquire all of Marion Merrell Dow for $25.75 per share or about $7.1 billion.

     As part of the agreements, Hoechst will acquire approximately 197 million Marion Merrell Dow shares held by Dow for about $5.1 billion. The closing is expected to take place within 90 days, subject to government regulatory approvals. If closed, the transaction will result in a gain for Dow in a range of 35 to 50 cents per share.

     "The sale of Dow's interest in Marion Merrell Dow is consistent with our long-term strategy as the fit of pharmaceuticals into Dow's portfolio has diminished," said Frank Popoff, Dow chairman and chief executive officer. "This transaction will serve our shareholders well by liberating resources for our core business."

ITEM. 6 CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

     Agreement and Plan of Merger. On May 3, 1995, Marion Merrell Dow Inc. (the "Company"), TDCC, Hoechst Corporation ("Hoechst") and H Pharma Acquisition Corp. ("Acquisition") entered into an Agreement and Plan of Merger (the "Merger Agreement") whereby Acquisition, a wholly-owned subsidiary of Hoechst, will be merged with and into the Company, with the Company to continue as the surviving corporation (the "Merger"). In the Merger, each issued and outstanding share of the Company's common stock, par value $0.10 per share, (the "Shares") will be converted into the right to receive $25.75 in cash. In addition, if the Shares held by TDCC or its affiliates (the "Dow Shares") are purchased by Hoechst, Acquisition or their affiliates at least one day prior to the effective date of the Merger (the "Effective Date"), each remaining shareholder will be entitled to receive an additional amount equal to $0.25 multiplied by a fraction (i) the numerator of which is the number of whole days from the record date for the regular quarterly cash dividend next preceding the Effective Date (excluding such record date but including the Effective Date), and (ii) the denominator of which is the number of whole days in the full quarter in which the Effective Date occurs. Under the Merger Agreement, the Company is permitted to pay a regular quarterly dividend of up to $0.25 per share, provided that the record date for determining the holders of Shares entitled to receive such regular quarterly cash dividends shall be the close of business on the last business day of each calendar quarter.

     Consummation of the Merger is conditioned upon, among other things, (i) approval by the stockholders of the Company, (ii) the termination or expiration of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), Regulation (EEC) No. 4064/89 of the European Community (the "EC Merger Regulation") and the Canadian Competition Act, and (iii) the purchase of the Dow Shares by Hoechst, Acquisition or their affiliates.

     The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the effective time of the Merger, among other things, (i) by the mutual consent of Hoechst, Acquisition, TDCC and the Company, (ii) by Hoechst, TDCC or the Company at any time after January 31, 1996, but only if Hoechst, Acquisition or their affiliates have not yet purchased the Dow Shares, or (iii) by TDCC if Acquisition fails to purchase the Dow Shares in violation of Acquisition's obligations under the Stock Purchase Agreement.

     Stock Purchase Agreement. On May 3, 1995, Hoechst, Acquisition, TDCC, and two wholly-owned subsidiaries of TDCC (together with TDCC, the "Sellers") entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") pursuant to which Acquisition agreed to purchase, and the Sellers agreed to sell, all of the Dow Shares at a purchase price of $25.75 per Share in cash.
The closing of such purchase and sale (the "Closing") shall take place on a business day to be designated by Acquisition, but in no event later than three days after the satisfaction of all conditions to the Stock Purchase Agreement, provided, however, that the Closing may not take place during any period beginning the date after a New York Stock Exchange "ex-dividend" date and ending on the corresponding record date with respect to a regular quarterly dividend. If the Dow Shares are acquired on or before a New York Stock Exchange "ex-dividend" date in respect of any regular quarterly cash dividend on the Shares, the dividend payable on the corresponding record date will be for the account of Acquisition and not the Sellers.

     The Sellers have agreed to vote their respective Dow Shares in favor of adoption of the Merger Agreement and against any action or agreement that would result in a breach in any material respect of any terms of the Merger Agreement or the Stock Purchase Agreement and against any action or agreement which would impede, interfere with or discourage the transactions contemplated by the Merger Agreement. Upon receipt of the purchase price, each Seller has agreed to grant Acquisition an irrevocable proxy to vote their respective Dow Shares.

     The obligation of Acquisition to purchase the Dow Shares is subject to, among other things, (i) the termination or expiration of any applicable waiting period under the HSR Act, the EC Merger Regulation and the Canadian Competition Act, (ii) the Committee on Foreign Investment in the United States having determined not to investigate the transactions under Section 721 of the Defense Production Act of 1950, as amended ("Exon-Florio") or if such Committee shall have determined to investigate the transactions, such investigation shall have been completed or the President of the United States shall have determined (by action or inaction) not to take any action under Exon-Florio, (iii) the absence of any governmental action (such as the declaration of a banking moratorium or a prohibition on the export of funds) which prevents Hoechst and Acquisition from obtaining the funds necessary to pay the aggregate purchase price for the Dow Shares, (iv) the accuracy in all material respects of the representations and warranties of the Company set forth in the Merger Agreement and of TDCC in both the Merger and Stock Purchase Agreements, except for such inaccuracies in the representations and warranties of the Company that would not have a Material Adverse Effect (as such term is defined in the Merger Agreement) and (v) the performance in all material respects of the covenants and agreements of the Company in the Merger Agreement and of TDCC in both the Merger and Stock Purchase Agreements, except for failures to perform of such covenants and agreements by the Company that would not have a Material Adverse Effect.

     The Stock Purchase Agreement may be terminated at any time by mutual written consent of the parties or upon termination of the Merger Agreement.

     Other Agreements. In connection with the transactions contemplated by the Merger Agreement and the Stock Purchase Agreement, the following additional agreements respecting the Company were executed on May 3, 1995.

     Pursuant to an Indemnity Agreement, Hoechst agreed to indemnify TDCC in respect of TDCC's existing guaranty in favor of the investors in Carderm Capital L.P., in which subsidiaries of the Company hold a controlling interest. Pursuant to a Tax Allocation Agreement, TDCC, Hoechst and the Company agreed to an allocation of certain tax liabilities. Pursuant to separate Computerized Process Control Software Agreements, affiliates of TDCC and affiliates of the Company agreed to leases of certain process control software owned by affiliates of TDCC. Pursuant to an Insurance Separation Agreement, Hoechst, the Company, TDCC and three wholly-owned insurance subsidiaries of TDCC agreed to certain matters regarding insurance, reinsurance and related topics. Pursuant to a Manufacturing Agreement Amendment between TDCC, the Company and Merrell Dow Pharmaceuticals, Inc., a wholly owned subsidiary of MMD ("MDPI"), the terms of a manufacturing arrangement and ground lease relating to a manufacturing facility in Midland, Michigan were modified and TDCC agreed to repurchase the facility upon the termination of the manufacturing arrangement at a purchase price of 60% of the residual book value of the facility at the time of termination. Pursuant to a Second Amendment to Master Service Agreement between TDCC, the Company and MDPI, certain research and development services provided by TDCC were modified and TDCC agreed to purchase certain physical assets owned by either MMD or MDPI upon the termination of the research services arrangements at a purchase price of 60% of the residual book value of the assets at the time of termination of the research services arrangements. Pursuant to a Third Amendment to Master Services Agreement between TDCC, the Company and MDPI, certain services provided globally by TDCC to subsidiaries of the Company were terminated and certain other services provided by TDCC to specific subsidiaries of the Company were extended under similar terms to existing agreements. Pursuant to two letter agreements entered into by TDCC and the Company, the parties set forth (i) a non-exclusive list of agreements to be reached prior to the date of the purchase of Dow Shares and (ii) certain agreements regarding employment matters in Italy.

ITEM. 7  MATERIAL TO BE FILED AS EXHIBITS

(a)  Agreement and Plan of Merger.

(b)  Stock Purchase Agreement.

(c) Indemnity Agreement, dated as of May 3, 1995, between Hoechst Corporation and The Dow Chemical Company.

(d) Tax Allocation Agreement, dated as of May 3, 1995, among The Dow Chemical Company, Hoechst Corporation and Marion Merrell Dow Inc.

(e) Computerized Process Control Software Agreement (Leases and Services), dated as of May 3, 1995, between Rofan Services, Inc. and Marion Merrell Pharmaceuticals, Inc.

(f) Computerized Process Control Software Agreement (Leases and Services), dated as of May 3, 1995, between Rofan Automation and Information Systems B.V. and Gruppo Lepetit S.p.A.

(g) Computerized Process Control Software Agreement (Leases and Services), dated as of May 3, 1995, between Rofan Automation and Information Systems B.V. and Biochimica Del Salento S.p.A.

(h) Insurance Separation Agreement, dated as of May 3, 1995, among The Dow Chemical Company, Hoechst Corporation, Marion Merrell Dow Inc., Dorinco Insurance Company, Dorintal Reinsurance Ltd. and Timber Insurance Ltd.

(i) Manufacturing Agreement Amendment, dated as of May 3, 1995, between The Dow Chemical Company and Marion Merrell Pharmaceuticals, Inc.

(j) Second Amendment to Master Services Agreements, dated as of May 3, 1995, between Marion Merrell Dow Inc., The Dow Chemical Company and Marion Merrell Pharmaceuticals, Inc.

(k) Third Amendment to Master Services Agreements, dated as of May 3, 1995, between Marion Merrell Dow Inc., The Dow Chemical Company and Marion Merrell Pharmaceuticals, Inc.

(l) Letter Agreement, dated as of May 3, 1995, between The Dow Chemical Company and Marion Merrell Dow Inc.

(n) Letter Agreement, dated as of May 3, 1995, among The Dow Chemical Company, Marion Merrell Pharmaceuticals, Inc. and Marion Merrell Dow Inc.

                                   SIGNATURE


After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 4, 1995                THE DOW CHEMICAL COMPANY



                                  By: /s/ William S. Stavropoulos
                                     ----------------------------------------
                                  Name:   William S. Stavropoulos
                                  Title:  President & Chief Operating Officer




                                   SIGNATURE


After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 4, 1995                RH ACQUISITION CORP.



                                  By: /s/ John C. Lillich
                                     ----------------------------------------
                                  Name:   John C. Lillich
                                  Title:  President & Chief Executive Officer




                                   SIGNATURE


After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 4, 1995                DOW HOLDINGS INC.



                                  By: /s/ Henry Kahn
                                     ----------------------------------------
                                  Name:   Henry Kahn
                                  Title:  Treasurer